

Mail Stop 3720

May 12, 2009

Mr. Kevin P. Reilly, Jr.
Chief Executive Officer
Lamar Advertising Company
Lamar Media Corp.
5551 Corporate Boulevard
Baton Rouge, LA  70808

> **Re:** **Lamar Advertising Company**
> **Lamar Media Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 0-30242 & 1-12407**

Dear Mr. Reilly:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Critical Accounting Estimates
Goodwill, page 28

1.      We note that goodwill accounted for 34% of total assets as of December 31,
        2008.  We note that revenues and operating income have declined in recent
        quarters due to the negative impact of the current economic environment.  As a
        result of your impairment test of your reporting units as of December 31, 2008,
        you determined that your goodwill balance was not impaired.  In light of the
        significance of your goodwill balance, we expect robust and comprehensive
        disclosure in your critical accounting policies regarding your impairment testing
        policy.  This disclosure should provide investors with sufficient information about
        management's insights and assumptions with regard to the recoverability of
        goodwill.  Specifically, we believe you should provide the following information:

        • Provide a more detailed description of the steps you perform to review
          goodwill for recoverability.

        • Disclose a breakdown of your goodwill balance as of December 31, 2008 by
          reporting unit.

        • Disclose any changes to your reporting units or allocations of goodwill by
          reporting unit and the reasons for such changes.

        • Describe the nature of the valuation techniques and the significant estimates
          and assumptions you employed to determine the fair value of your reporting
          units in your impairment analysis.  For example, if you utilize the discounted
          cash flow approach, you should disclose the discount rates for each reporting
          unit and how those discount rates were determined, including your
          consideration of any market risk premiums.  In addition, we believe your
          disclosure should address your estimates of future cash flows, as follows:

             o Provide a discussion of your historical cash flow growth rates and
               explain how your historical growth rates were considered when
               determining the growth rate to be utilized in your cash flow
               projections.

             o Disclose the growth rate you need to achieve in your cash flow
               projections in order to avoid having a goodwill impairment charge.

             o In view of the current economic environment, discuss how you
               considered the uncertainties inherent in your estimated future growth

rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Mr. Kevin P. Reilly, Jr.
Lamar Advertising Company
May 12, 2009
Page 4

       You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,


                                        Larry Spirgel
                                        Assistant Director